SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

17 September 2024
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 17 September 2024
           re: Director/PDMR Shareholding

17 September 2024

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') IN 6.475% NON-CUMULATIVE PREFERENCE SHARES OF THE GROUP OF £0.25 EACH

On 16 September 2024 the Group announced that it had redeemed all its 6.475% Non-Cumulative Preference Shares ('Preference Shares') in full at 100p per Preference Share together with accrued interest to the date of repayment. The redemption included 400 Preference Shares held by Nathan Bostock, a PDMR.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nathan Bostock
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	6.475% Non-Cumulative Preference Shares of £0.25 each GB00B3KSB568
b)	Nature of the transaction	Redemption of 6.475% Non-Cumulative Preference Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 01.00	400

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2024-09-15
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 17 September 2024